Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000

Fax 215.564.8120 www.stradley.com
Kenneth L Greenberg

Partner kgreenberg@stradley.com 215.564.8149

April 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Christina DiAngelo Fettig

Rebecca Marquigny, Esq.

Re:  Legg Mason ETF Investment Trust

 File No. 333-277633

Dear Ms. DiAngelo Fettig and Ms. Marquigny:

This letter responds to the accounting comments provided by Ms. DiAngelo Fettig on March 18, 2024 to the counsel of Legg Mason ETF Investment Trust (the “Registrant”), Kenneth L. Greenberg, Esq. and to the disclosure comments provided by Ms. Marquigny to Mr. Greenberg on March 29, 2024 regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the proposed Reorganization of the ClearBridge All Cap Growth ESG ETF into the ClearBridge Large Cap Growth ESG ETF, each a series of the Registrant. The Registration Statement was filed via the EDGAR system on March 4, 2024. We have summarized each of your comments below, in the order you provided them, and have set forth the Registrant’s response immediately below each comment. Defined terms not herein defined shall have the meaning set forth in the Registration Statement.

Accounting Comments on the Registration Statement:

Prospectus/ Information Statement Comments

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

1.	Text: The third sentence of the first paragraph on page 1 of the Prospectus/Information Statement states:

According to the Plan, substantially all of the assets (net of any liabilities) of the All Cap Fund will be acquired by the Large Cap Fund in exchange solely for shares of the Large Cap Fund (“Large Cap Fund Shares”) and cash in lieu of fractional shares, if any.

Comment: The sentence states that “substantially all” of the assets of the All Cap Fund will be acquired by the Large Cap Fund. Explain what assets will not be acquired by the Large Cap Fund.

Response: The reference to “substantially all” aligns with the definition of a “merger” under Rule 17a-8 under the Investment Company Act of 1940, as amended, upon which the Registrant is relying to effect the Reorganization. The reference to “substantially all” also is consistent with the requirements for a tax-free Reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. The Registrant believes that this disclosure is appropriate because it provides additional flexibility under circumstances where certain assets cannot be transferred in connection with a merger. Accordingly, the Registrant will retain the phrase “substantially all”. For the Staff’s information, the Registrant notes that it currently anticipates that all assets of the All Cap Fund will be transferred to the Large Cap Fund in connection with the Reorganization.

2.	Text: Paragraph with the heading “Who will pay the expenses for the Reorganization?” on page 4 of the Prospectus/Information Statement states:

The estimated cost of the Reorganization is approximately $149,000, which is proposed to be allocated 50% to FTFA and 25% to each Fund, which is estimated to be approximately $37,000 for each Fund (less than 0.02% and 0.03% basis of the net assets of the Large Cap Fund and the All Cap Fund, respectively). Each of the All Cap Fund and the Large Cap Fund would also bear any portfolio transaction costs related to the Reorganization.

Comments:

a)	Disclose the basis for the allocation of 50% to FTFA and 25% to each Fund.

b)	The allocation to the Funds should be $37,250.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

c)	Section 7 of the Plan of Reorganization states that FTFA will pay the Reorganization expenses. Please make the disclosure and Plan of Reorganization consistent.

Responses:

a)	Disclosure has been added to provide the basis for the allocation of 50% to FTFA and 25% to each Fund.

b)	The allocation to each Fund has been revised to $37,250.

c)

Section 7 of the Plan of Reorganization has been revised to state: “The expenses of entering into and carrying out the provisions of the Plan shall be borne as follows: each Fund will pay 25% of the expenses of the Reorganization and FTFA or an affiliate will pay 50% of the expenses of the Reorganization except for portfolio transaction costs, if any, which will be borne by the Target Fund or Acquiring Fund to which they apply.”

3.	Text: Expense Table on page 7

Comments:

a) Since Item 3 of Form N-14 requires that the table show “current fees for the registrant” and the Management Agreement was amended on March 1, 2024 (before the filing of the N-14) to reduce the Large Cap Fund’s contractual management fee rate payable to FTFA, the management fees and total annual fund operating expenses of the Large Cap Fund should be 0.47% not 0.59%. Also make conforming edits to the related Expense Example on page 8 regarding the Large Cap Fund.

b) Include a note to the fee table that discloses that the Funds will bear a portion of the Reorganization costs and provide both the dollar amount and basis point impact of the Reorganization costs.

Responses:

a)	Revised as requested.

b)	Revised as requested.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

4.	Text: First sentence of the fifth paragraph under the section titled “REASONS FOR THE REORGANIZATION” on page 12 states:

The Board considered the potential benefits, risks and costs of the Reorganization to shareholders of the All Cap Fund as well as alternatives to the Reorganization such as liquidation.

Comment: Disclose whether any alternatives other than a liquidation were considered by the Board such as a merger with another fund or continuing to operate the All Cap Fund.

Response: A fund liquidation was the only alternative considered by the Board.

5.	Text: Pro Forma Capitalization Table on page 15.

Comments:

a) In the column for Pro Forma Adjustments to Capitalization, the Shares Outstanding should have an adjustment number in order that the Shares Outstanding row sums appropriately.

b) Footnote 1 states: “Adjustments reflect the portfolio transaction costs of the Reorganization incurred by the Funds. Management believes that these portfolio transaction costs will be immaterial in amount.” Please confirm supplementally whether the portfolio transaction costs will be immaterial because the Funds anticipate that any portfolio repositioning will occur using in-kind custom basket transactions.

c) Footnote 3 states: ”The total net assets as of February 21, 2024 is adjusted by $37,051, the estimated cost of the Reorganization allocated to the Fund.” The Funds’ respective allocated portion of the Reorganization expenses of $37,051 should be reflected in the Pro Forma Adjustments to Capitalization Column. Also provide the cost in terms of basis points in the footnote.

Responses:

a)	Revised as requested.

b)	The Registrant confirms that the portfolio transaction costs will be immaterial because the Registrant anticipates that any portfolio repositioning will occur using in-kind custom basket transactions.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

c) Revised as requested.

6.	Text: Third sentence on page 27 in the paragraph titled “Repositioning of the All Cap Fund’s Portfolio Assets” states:

In addition, certain securities may need to be disposed of that do not meet the prospectus allowances for the Large Cap Fund.

Comment: Are there any securities that do not meet prospectus allowances? If there are securities that do not meet prospectus allowances, add clarifying disclosure about what would be sold or alternatively, confirm supplementally that there currently are no securities that do not meet prospectus allowances. Also, consider this sentence in light of the first sentence of the third paragraph under the heading titled “Supplemental Financial Information” in the Statement of Additional Information which states:

The Reorganization will not result in a material change to the All Cap Fund’s investment portfolio due to the investment restrictions of the Large Cap Fund.

Are there any changes that need to be made to the paragraph in the Statement of Additional Information in light of the disclosure made on page 27?

Response: Currently, all the All Cap Fund’s investments meet prospectus allowances. The disclosure on page 27 was included to inform shareholders that securities dispositions are a possibility at the time of the Reorganization. In light of the foregoing, the Registrant does not intend to revise the disclosure that you flagged on page 2 of the Statement of Additional Information.

Disclosure Comments on the Registration Statement:

Prospectus/ Information Statement Comments

1.

Comment: Please include the name of any national securities exchange on which the Registrant’s securities are listed and a statement that reports, proxy material and other information concerning the Registrant can be inspected at the exchanges on the front page or on the outside back cover page of the Prospectus/Information Statement.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

Response: Revised as requested.

2.

Comment: Provide supplementally a summary of the legal analysis as to why no shareholder vote is required to approve the Reorganization. The analysis should address State law, Exchange listing requirements, 1940 Act requirements and Trust organizational documents.

Response:

A Shareholder Vote is Not Required Under the 1940 Act

Because this Reorganization involves two series of the Trust, the Reorganization is subject to Rule 17a-8 (mergers of affiliated companies) under the 1940 Act. Rule 17a-8 requires that a reorganization be approved by a majority of the outstanding voting securities of the fund to be acquired unless the following conditions listed under Rule 17a-8(a)(3) are met: (a) no fundamental policy of the fund to be acquired is materially different from a policy of the surviving fund; (b) no advisory agreement of the fund to be acquired is materially different from that of the surviving fund; (c) the independent trustees of the fund to be acquired who were elected by shareholders comprise a majority of the independent trustees of the surviving fund; and (d) any distribution fees authorized to be paid by the surviving fund pursuant to its plan adopted under Rule 12b-1 of the 1940 Act (“Rule 12b-1 Plan”) are no greater than the distribution fees authorized to be paid by the fund to be acquired pursuant to its Rule 12b-1 plan. None of the foregoing conditions that would trigger the need for shareholder approval of the Reorganization apply. Each of these conditions is discussed below with respect to the Reorganization.

(a) Fundamental Investment Policies

As noted under the heading “How do the fundamental investment policies of the Funds differ?” in the Prospectus/Information Statement, the fundamental investment policies of the Funds, which include policies regarding borrowing money, acting as underwriter, making loans, issuing senior securities, purchasing or selling real estate, purchasing or selling commodities, and concentrating in an industry, are identical. Because no fundamental policy of the fund to be acquired is materially different from the fundamental policy of the surviving fund, this condition does not trigger the need for shareholder approval of the Reorganization under Rule 17a-8(a)(3)(i).

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

(b) Advisory Agreements

The advisory agreements of the Funds are identical except for the names of each Fund and their respective advisory fees. As shown under the heading “What are the Funds’ investment management and other fees?” in the Prospectus/Information statement, the Large Cap Fund’s unitary management fee is lower than that of the All Cap Fund. The Reorganization will result in the All Cap Fund shareholders being invested in a fund with a different but lower management fee, however, the SEC Staff has long taken the position that an amendment to an advisory agreement solely to reduce the advisory fee paid by shareholders does not require shareholder approval.1 Accordingly, the Registrant believes that the different but lower management fee of the Large Cap Fund should not trigger the need for shareholder approval of the Reorganization under Rule 17a-8(a)(3)(ii).

(c) Independent Trustees

Each Fund is a series of the Trust, and as such, the Independent Trustees of each Fund are identical. This condition does not trigger the need for shareholder approval of the Reorganization under Rule 17a-8(a)(3)(iii).

(d) Distribution Fees

As discussed under the heading “What are other key features of the Funds?” in the Prospectus/Information Statement, the Funds are subject to the same Rule 12b-1 Plan, and the distribution fees the Funds are authorized to pay (but have not implemented) are identical. This condition does not trigger the need for shareholder approval of the Reorganization under Rule 17a-8(a)(3)(iv).

Because none of the conditions under Rule 17a-8(a)(3) that require shareholder approval of the Reorganization were triggered, no shareholder vote is required under the 1940 Act to approve the Reorganization under Rule 17a-8(a)(3).2

A Shareholder Vote is Not Required Under Maryland State Law

[1]

See, e.g., Limited Term Municipal Fund Inc., SEC No-Action Letter (November 17, 1992) (providing that “The staff believes . . . that a majority of an investment company’s outstanding voting securities always would approve a proposed advisory contract amendment that had no effect other than to reduce the percentage of the company’s assets to be paid to the adviser. Thus, to require the Fund to call a shareholder meeting for the sole purpose of approving the advisory contract amendment under these circumstances needlessly would cause the Portfolio’s shareholders to incur solicitation expenses, and could cause the Portfolio to forgo temporarily an advisory fee reduction by delaying the amendment’s effective date.”) [emphasis added]; and Washington Mutual Investors Fund, Inc., SEC No-Action Letter (May 14, 1993).

[2]

In addition to the foregoing, to comply with Rule 17a-8, a board (including a majority of the independent trustees) must also determine that: (i) participation in a reorganization is in the best interests of each investment company; and (ii) the interests of existing shareholders of each investment company will not be diluted as a result of the reorganization. As discussed under the heading “Reasons for the Reorganization” in the Prospectus/Information Statement, the Board, including all of the Independent Trustees, has concluded that the Reorganization is in the best interests of each Fund and that the interests of existing shareholders of each Fund will not be diluted as a result of the Reorganization.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

As a Maryland statutory trust, the Trust (including the Funds) is subject to the Maryland Statutory Trust Act (“MSTA”). Section 12-601 of the MSTA provides that “Except as provided in its governing instrument, a statutory trust may merge or consolidate with or into one or more statutory trusts, other business entities, or foreign business entities.” [emphasis added]. Section 12-602(a) of the MSTA further provides that “Except as provided in the governing instrument of a statutory trust, a merger or consolidation shall be approved by each statutory trust which is to merge or consolidate by a majority of the trustees and by the beneficial owners by the affirmative vote of two–thirds of all the votes entitled to be cast on the matter.” [emphasis added]. As such, the MSTA defers to a trust’s organizational documents where such documents have requirements as to approval of a proposed reorganization. As discussed below under the heading titled “A Shareholder Vote is Not Required Under the Trust’s Organizational Documents,” a shareholder vote is not required to approve the Reorganization under the Trust’s Amended and Restated Declaration of Trust (the “Trust Instrument”); rather, the Trust Instrument vests the power to approve the Reorganization solely with the Trustees of the Trust unless shareholder approval is required by law (which it is not). As such, a shareholder vote to approve the Reorganization is not required under the MSTA.

A Shareholder Vote is Not Required Under the Trust’s Organizational Documents

Section 4.5 of the Trust Instrument provides:

Shareholders shall not have the power to vote on any matter except: (i) for the election or removal of Trustees to the extent and as provided in Article V hereof, and (ii) with respect to such additional matters relating to the Trust as may be required by law or as the Trustees may consider and determine necessary or desirable.

Neither the Trust Instrument nor the Trust’s Amended and Restated ByLaws grant shareholders the power to vote on reorganizations where not required by law. Furthermore, the Trustees have not granted the shareholders the ability to vote on the Reorganization.

Section 6.2(iv) of the Trust Instrument grants the Trustees of the Trust the power “to acquire (by purchase, lease or otherwise) and to hold, use, maintain, develop and dispose of (by sale or otherwise) any property, real or personal, tangible or intangible, including cash, securities, currencies, any commodities, and any interest therein.”3

[3]

Section 6.1 of the Trust Instrument also provides that “The Trustees shall have exclusive and absolute control over the Trust Property and over the business of the Trust but with full powers of delegation, except as may otherwise be expressly prohibited by this [Trust Instrument] . . . In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustees, the Trustees shall have power and authority to cause the Trust to operate and carry on the business of an investment company and the Trustees shall exercise all the powers as are necessary, convenient, appropriate, incidental or customary in connection therewith and may exercise all powers which are ordinarily exercised by the trustees of a statutory trust. The enumeration of any specific power herein shall not be construed as limiting the aforesaid general powers.” [emphasis added]

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

Section 10.2 of the Trust Instrument provides:

Subject to applicable law, the Trust may merge or consolidate with or into one or more business or statutory trusts or other business entities or series or classes thereof formed or organized or existing under the laws of Maryland or any other state or the United States or any foreign country or other foreign jurisdiction by the affirmative vote of two-thirds (2/3) of the Trustees.

Similarly, Section 10.3 of the Trust Instrument provides:

The Trustees may authorize the Trust or any Series or Class thereof, to sell, lease, transfer, pledge, exchange, convey or dispose of all or substantially all of the Trust Property (or all or substantially all of the Trust Property allocated or belonging to a particular Series or Class), including its good will, to any one or more business or statutory trusts or other business entities, organized under the laws of Maryland or some other jurisdiction, or series or classes thereof (including another Series or Class of the Trust) upon such terms and conditions and for such consideration (which may include the assumption of some or all of the outstanding obligations and liabilities, accrued or contingent, whether known or unknown, of the Trust or such Series or Class) as the Trustees may determine.

Therefore, under the Trust Instrument, the Trust may enter into a reorganization transaction once authorized by the Trustees unless a shareholder vote is required by law or as the Trustees may decide. The Trustees have not granted shareholders the ability to vote on the Reorganization. Further, as discussed above under the discussions about the 1940 Act and Maryland law, a shareholder vote is not required by law. As such, shareholder approval of the Reorganization is not required under the Trust’s organizational documents.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

A Shareholder Vote is Not Required Under Exchange Listing Requirements

Shares of the Funds are listed on NASDAQ. Rule 5635(a) under the Nasdaq Stock Market LLC Rules (the “Exchange Rules”) sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with the acquisition of the stock or assets of another company for purposes of listing shares on NASDAQ. However, Rule 5615(a)(5) under the Exchange Rules provides:

Management investment companies that are . . . Exchange Traded Fund Shares . . . shall not be required to comply with Rule 5635(a) in connection with the acquisition of the stock or assets of an affiliated registered investment company in a transaction that complies with Rule 17a-8 under the Investment Company Act of 1940 and does not otherwise require shareholder approval under the Investment Company Act of 1940 and the rules thereunder or any other Exchange rule.

As discussed above in the section regarding the 1940 Act, the Reorganization complies with Rule 17a-8 and does not otherwise require a shareholder vote under the 1940 Act. As such, shareholder approval of the Reorganization is not required by the Exchange Rules.

3.	Text: Page 2, list of documents incorporated by reference.

Comment: Include the 1933 Act number for each document incorporated by reference. Discuss in the response letter whether both the prospectuses of the Target Fund and Acquiring Fund need to be mailed out to shareholders in light of Instruction G of Form N-14 and Rule 411 under the 1933 Act. If the Target Fund prospectus will not be mailed, please explain.

Response: The 1933 Act number for each document incorporated by reference will be added. The Registrant respectfully submits that it is not required to mail the prospectus of the Target Fund. The Registrant, however, plans to mail the Acquiring Fund’s prospectus to shareholders as stated on the cover page and page 4 of the Prospectus/Information Statement. Please note that the Registrant will add some clarifying language to the incorporation by reference language on the cover page that also indicates that the Acquiring Fund prospectus accompanies the Prospectus/Information Statement.

With regard to the Registrant’s position that the Target Fund prospectus does not need to be mailed to shareholders, the Registrant notes that Instruction G to Form N-14 states:

The registrant also may incorporate by reference into the prospectus information about the company being acquired without delivering the information with the prospectus under certain conditions pursuant to Item 6 of Form N-14, and in accordance with the requirements of Instruction F. [emphasis added]

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

Item 6(a)(2) provides:

if the transaction will not be submitted to security holders of the registrant for approval or consent, furnish:

(i) the information that would be required by Items 5 and 8 of this Form as if securities of the company being acquired were being registered, or

(ii) provided the requirements of Instruction F are satisfied, include a statement that information about the company being acquired is incorporated by reference from the current prospectus of the company being acquired and is available upon request from the registrant without charge. (Provide a copy of the prospectus of the acquired company upon request in accordance with the requirements in Instruction F. If the company being acquired is registered on Form N-1A, Form N-2, Form N-3, or Form N-4 under the Investment Company Act, in responding to requests under this Item, provide both a copy of the prospectus of the acquired company and the SAI with respect to that prospectus.)

[emphasis added]

Instruction F of Form N-14 clearly contemplates that the prospectus of the Target Fund may be incorporated by reference and not accompany the Prospectus/Information Statement if certain conditions are met and provides:

The SAI or information in response to Item 6 of Form N-14 need not be included in the prospectus or accompany it when sent to shareholders provided that:

(1) the prospectus is sent (by first class mail or any other means designed to assure reasonably prompt delivery) or given to prospective investors at least 20 business days prior to (a) the date on which the meeting of security holders is held or (b) if no meeting is held, the earlier of the date of the vote, consent or authorization, the date the transaction is consummated or the date the securities are purchased, or (c) in the case of an exchange offer subject to the tender offer rules, the scheduled expiration date of the offer;

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

(2) the cover page of the prospectus (or proxy statement in the case of a prospectus in the form of a proxy statement) states that the SAI is available upon oral or written request and without charge (if the registrant has a toll-free telephone number for use by prospective investors that number must be provided); in addition, a self-addressed card for requesting the SAI must also accompany the prospectus unless the toll-free telephone number is provided, and;

(3) if a request for the SAI is received by the registrant, the statement must be sent within one business day of receipt of the request and must be sent by first class mail or other means designed to ensure equally prompt delivery.

[emphasis added]

Registrant directs the Staff to the cover page of the Prospectus/Information Statement, which makes the required disclosure (“You may request a free copy of the SAI relating to this Prospectus/Information Statement or the Combined Prospectus without charge by calling 1-877-721-1926 or by writing the Fund at BNY Mellon, Attn: Legg Mason Funds, 4400 Computer Drive, Westborough, MA 01581.”) For further clarity, the Registrant will add to the disclosure in the foregoing parenthetical, language that makes clear that a free copy of the All Cap Fund prospectus may also be requested free of charge. The Registrant further intends to comply with the mailing requirements and request response requirement of Instruction F.

The Registrant does not believe that Rule 411 under the 1933 Act requires the Target Fund’s prospectus to be mailed. Rule 411 contemplates with regard to its restrictions on incorporation by reference of a prospectus that such restrictions do not apply if it is “otherwise provided in the appropriate form” [Rule 411(a)] or “expressly permitted” [Rule 411(e).] Clearly, Instructions F and G expressly allow the prospectus of the Target Fund to be incorporated by reference without it accompanying the Prospectus/Information Statement. The Registrant also believes it is common practice in the industry to not mail the prospectus of the fund being acquired in connection with the use of Form N-14.

4.	Text: Page 3, the second sentence of the answer to the question “What are the benefits of the Reorganization for me?” states:

The Board approved the Reorganization because of the similar investment objectives, principal investment strategies and principal investment risks of the All Cap Fund and Large Cap Fund, and because the Reorganization would result in a combined fund with a larger asset size, and better long-term investment performance.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

Comment: Reframe the sentence to emphasize how the Target Fund’s shareholders will benefit from the Reorganization.

Response: Revised as requested.

5.	Text: Page 3, the question “Do the All Cap Fund and the Large Cap Fund have similar investment objectives and strategies?” and related answer.

Comments:

a) In the question, add the word “principal” before the word “strategies.”

b) In the answer, please state the capitalization ranges of the All Cap Fund and the Large Cap Fund.

Response: Revised as requested.

6.	Text: Page 4, paragraph with the heading “Who will pay the expenses for the Reorganization?” states:

The estimated cost of the Reorganization is approximately $149,000, which is proposed to be allocated 50% to FTFA and 25% to each Fund, which is estimated to be approximately $37,000 for each Fund (less than 0.02% and 0.03% basis of the net assets of the Large Cap Fund and the All Cap Fund, respectively). Each of the All Cap Fund and the Large Cap Fund would also bear any portfolio transaction costs related to the Reorganization.

Comment: Disclose the basis for the allocation of 50% to FTFA and 25% to each Fund.

Response: Revised as requested.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

7.	Text: Page 5, the question “What are the significant differences between the investment objectives, strategies, and policies of the Funds?”

Comment: Please confirm supplementally that the fundamental investment policies and restrictions of both Funds are all compatible.

Response: The Registrant confirms that all of the fundamental investment policies and restrictions of the All Cap Fund are compatible with those of the Large Cap Fund.

8.	Text: Page 6, the last sentence of the paragraph under the question “How do the principal investment risks of the Funds compare?” states:

However, in addition to the common risks between the Funds, due to its investments in small and mid-capitalization companies and its smaller asset base, the All Cap Fund also discloses small and mid-capitalization company, volatility, small fund, and assets under management risks.

Comment: Rewrite the sentence more directly to state whether these principal risks apply to one Fund but not the other.

Response: Revised as requested.

9.	Text: Page 6, the first sentence under the question “What are the Fund’s investment management and other fees?” states:

Pursuant to each Fund’s respective management agreement and subject to the general oversight of the Board, FTFA provides or causes to be furnished all investment management, supervisory, administrative and other services reasonably necessary for the operation of each Fund, including certain distribution services (provided pursuant to a separate distribution agreement) and investment advisory services (provided pursuant to separate subadvisory agreements) under what is essentially an all-in fee or a unitary fee structure.

Comment: At the end of the sentence, explain what the phrase “essentially an all-in fee or a unitary fee structure” means and disclose what uncovered costs are passed onto the shareholders.

Response: Revised as requested.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

10.	Text: Expense Table on page 7 and Expense Example on page 8.

Comment: Since Item 3 of Form N-14 requires that the table show “current fees for the registrant” and the Management Agreement was amended on March 1, 2024 (before the filing of the N-14) to reduce the Large Cap Fund’s contractual management fee rate payable to FTFA, the management fees and total annual fund operating expenses of the Large Cap Fund should be 0.47% not 0.59%. Also make conforming edits to the related Expense Example on page 8 regarding the Large Cap Fund.

Response: Revised as requested.

11.	Text: Page 9, under the bar charts, the sentence disclosing the year to date return as of the most recent calendar quarter ended March 31, 2024.

Comment: Update the year to date return to March 31, 2024.

Response: Revised as requested.

12.	Text: Pages 12 and 13, the list of factors that the Board considered under the heading “REASONS FOR THE REORGANIZATION”.

Comments:

a) Explain how the Board applied each of the listed factors in approving the Reorganization.

b) Disclose any adverse factors and why the Board was still able to approve the Reorganization or add an affirmative statement that there were no adverse factors.

Response:

The Registrant believes that the discussion in the section titled “Reasons For the Reorganization” fairly describes the factors that the Board weighed. None of the matters considered by the Board is characterized as being positive or negative. The Board considered details regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to recommend the Reorganization to shareholders. The Registrant respectfully declines to add additional language as such disclosure is not required by Form N-14 or the 1940 Act.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

13.	Text: Page 13, paragraph discussing “Assets” under the heading “REASONS FOR THE REORGANIZATION” states:

Assets. As of January 24, 2024, the Large Cap Fund had a larger asset base (approximately $192.21 million) than the All Cap Fund (approximately $114.91 million). Shareholders of each Fund are expected to benefit from the larger asset base of the Large Cap Fund following the Reorganization.

Comment: Please disclose why shareholders are expected to benefit from an expanded asset base.

Response: Revised as requested.

14.	Text: Page 14, last sentence under the question “How will the Reorganization be carried out?” states:

The Trust may terminate or abandon the Plan at any time before the closing date.

Comment: Are there any limits on the Trust’s ability to terminate or abandon the Plan? If there are any, please disclose and if there are not, insert the phrase “for any reason” after the word “Plan”.

Response: There are no limits on the Trust’s ability to terminate or abandon the Plan. The Registrant has inserted the phrase “for any reason” after the word “Plan.”

15.	Text: Pages 20-25, list of principal investment risks

Comment: Principal risks are listed in alphabetical order. Reorder principal risks so the most important principal risks are on top and less important risks follow in descending order.

Response: Registrant respectfully declines to modify the presentation of the Fund’s principal risks. The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” (“ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Securities and Exchange Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

The Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of a Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. The market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate and could be misleading because risks change in magnitude and significance frequently. In addition, Registrant is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks. Registrant is also concerned that such a presentation may invite litigation in the event that risks identified as lower in importance come into existence in a manner that impacts the Registrant. The Registrant respectfully declines to make the Staff’s requested change at this time.

16.	Text: Page 23, the second paragraph under “Market events risk” states:

The fallout from the COVID-19 pandemic and its subsequent variants, and the long-term impact on economies, markets, industries and individual issuers, are not known. Some sectors of the economy and individual issuers have experienced or may experience particularly large losses. Periods of extreme volatility in the financial markets; reduced liquidity of many instruments; and disruptions to supply chains, consumer demand and employee availability, may continue for some time. The U.S. government and the Federal Reserve, as well as certain foreign governments and central banks, have taken extraordinary actions to support local and global economies and the financial markets in response to the COVID-19 pandemic. This and other government intervention into the economy and financial markets may not work as intended, and have resulted in a large expansion of government deficits and debt, the long term consequences of which are not known. In addition, the COVID-19 pandemic, and measures taken to mitigate its effects, could result in disruptions to the services provided to a Fund by its service providers.

Comment: Consider updating to reflect current economic conditions.

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

Response: The principal risk disclosure is consistent with the principal risk disclosure in Registrant’s Registration Statement on Form N-1A (“Form N-1A”). The Registrant prefers to keep the disclosure in the Prospectus/Information Statement consistent with the disclosure in the Form N-1A prospectus. Registrant will consider updating the disclosure during the next update of the Form N-1A.

17.	Text: Page 24, “Trading issues risk” disclosure states:

Trading issues risk. Trading in Fund shares on NASDAQ may be halted in certain circumstances. There can be no assurance that the requirements of NASDAQ necessary to maintain the listing of the fund will continue to be met.

Comment: Please disclose the impact that a trading halt would have on an investor’s investment.

Response: The principal risk disclosure is consistent with the principal risk disclosure in Registrant’s Form N-1A. The Registrant prefers to keep the disclosure in the Prospectus/Information Statement consistent with the disclosure in the Form N-1A prospectus. Registrant will consider updating the disclosure during the next update of the Form N-1A.

18.	Text: Heading on Page 24 that states:

Additional Principal Investment Risks to which the All Cap Fund Discloses that it is Subject:

Comment: Insert the word “only” before the word “the.”

Response: Revised as requested.

19.	Text: Page 28, last sentence under the heading “Appreciation in Value of Investments” states:

In addition, if the combined Large Cap Fund, following the Reorganization, has proportionately greater unrealized appreciation in its portfolio investments as a percentage of its net asset value than the All Cap Fund, shareholders of the All Cap Fund, post-closing, may receive greater amounts of taxable gain as such

Ms. Christina DiAngelo Fettig

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

April 4, 2024

portfolio investments are sold than they otherwise might have if the Reorganization had not occurred.

Comment: Please consider explaining what this sentence means in plain English.

Response: Revised as requested.

* * * * * * * *

Please do not hesitate to contact me at (215) 564-8149, or in my absence, Joshua Borneman at (202) 507-5172 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Kenneth L. Greenberg

Kenneth L. Greenberg, Esq.